NEW GOLD INC.

 (A Development Stage Company)

 INTERIM FINANCIAL STATEMENTS

September 30, 2007

(Unaudited)

New Gold Inc.

(A Development Stage Company)

BALANCE SHEETS

As at September 30, 2007 and December 31, 2006

(Unaudited and in thousands of Canadian dollars, except for per share amounts)

	2007	2006

ASSETS

Current assets
Cash and cash equivalents	$244,838	$68,054
Short-term investments (Note 3)	152,938	-
Accrued interest receivables (Note 3)	1,034	-
Amounts receivable	1,383	1,123
Prepaid expenses	368	80
	400,561	69,257

Mineral properties – schedule (Note 4 and 7)	91,695	61,440
Property and equipment (Note 5)	10,380	1,959
	$502,636	$132,656

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$8,577	$3,786
Interest payable (Note 7)	6,661	-
Current portion of long-term debt (Note 7)	201,810	-
	217,048	3,786

Long-term debt – Debentures (Note 7)	34,711	-
Future income taxes (Note 15)	1,151	10,004
	252,910	13,790

SHAREHOLDERS’ EQUITY

Share capital (Note 8)	213,278	117,858
Convertible debenture (Notes 7 and 9)	18,403	-
Share purchase warrants (Note 10)	41,122	5,959
Stock options (Notes 11 and 12)	5,292	4,546
Deficit	(28,369)	(9,497)
	249,726	118,866
	$502,636	$132,656

See accompanying notes

Measurement Uncertainty (Note 3)

Commitments and contingent liabilities (Note 17)

Subsequent events (Note 18)

APPROVED BY THE BOARD

“Chris Bradbrook”

“Paul Sweeney”

___________________________

__________________________

Chris Bradbrook

Paul Sweeney

Director

Director

New Gold Inc.

(A Development Stage Company)

STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

For the three month and nine month periods ended September 30, 2007 and 2006

(Unaudited and in thousands of Canadian dollars, except for per share amounts)

	Three months ended		Nine months ended
	Sep. 30, 2007	Sep. 30, 2006	Sep. 30, 2007	Sep. 30, 2006
Income
Interest income	3,041	838	4,452	1,986
	3,041	838	4,452	1,986
Expenses
Amortization	8	33	24	91
Foreign exchange loss	1	1	9	6
Loss on disposal of property and equipment	-	-	-	8
Administrative, office and miscellaneous	204	162	572	457
Professional and regulatory fees	371	123	2,370	511
Travel, conferences and promotion	166	125	400	454
Wages, benefits and stock-based compensation (Note 6)	776	1,144	2,132	3,229
Impairment of short-term investments (Note 3)	17,247	-	17,247	-
Interest and accretion (Note 7)	11,366	-	11,366	-
	30,139	1,588	34,120	4,756

Loss before taxes	(27,098)	(750)	(29,668)	(2,770)

Future income tax recovery (Note 13)	10,650	-	10,796	641

Loss and comprehensive loss for the period	(16,448)	(750)	(18,872)	(2,129)

Deficit, beginning of period	(11,921)	(7,372)	(9,497)	(5,993)

Deficit, end of period	(28,369)	(8,122)	(28,369)	(8,122)

Weighted average number of shares outstanding (thousands)	36,950	24,067	28,574	22,205

Loss per share (basic and diluted)	(0.45)	(0.03)	(0.66)	(0.10)

See accompanying notes.

New Gold Inc.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

For the three month and nine month periods ended September 30, 2007 and 2006

(Unaudited and in thousands of Canadian dollars)

	Three months ended		Nine months ended
	Sep. 30, 2007	Sep. 30, 2006	Sep. 30, 2007	Sep. 30, 2006

Cash provided by (used for)

OPERATING ACTIVITIES
Loss for the period	(16,448)	(750)	(18,872)	(2,129)
Items not involving cash:
Amortization	8	33	24	91
Stock-based compensation	356	765	718	1,895
Loss on disposal of property and equipment	-	-	-	8
Future income taxes	(10,650)	-	(10,796)	(645)
Impairment in short-term investments (Note 3)	17,247	-	17,247	-
Interest and accretion (Note 7)	11,366	-	11,366	-
Net change in non-cash working capital items	(2,394)	(196)	(2,267)	(1,282)
	(515)	(148)	(2,580)	(2,062)

INVESTING ACTIVITIES
Payments for mineral properties and exploration costs	(5,957)	(4,544)	(18,870)	(14,761)
Acquisition of property and equipment	(2,619)	(144)	(6,433)	(347)
Reclassification to short-term investments (Note 3)	(170,185)	-	(170,185)	(26,241)
	(178,761)	(4,688)	(195,488)	(41,349)

FINANCING ACTIVITIES
Cash proceeds from the issuance of debt, net of issue costs	13,445	-	244,370	-
Cash proceeds from shares and share purchase warrants issued, net of issue costs	2,494	537	130,482	71,621
	15,939	537	374,852	71,621

(Decrease) / Increase in cash and cash equivalents	(163,337)	(4,299)	176,784	28,210

Cash and cash equivalents, beginning of period	408,175	50,688	68,054	18,179
Cash and cash equivalents, end of period	244,838	46,389	244,838	46,389

See accompanying notes.

For supplemental disclosure of non-cash investing and financing activities, refer to Note 14.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and nine month periods ended September 30, 2007

(Unaudited and in Canadian dollars except as indicated)

1.

NATURE OF OPERATIONS AND BASIS OF PRESENTATION

0.5

New Gold Inc. (the “Company”), is in the business of exploring and developing mineral prospects in British Columbia, Canada.  Its principal project, the New Afton copper-gold project (the “Project”), has been subject to exploration, an advanced scoping study and a feasibility study which has determined that the Project has economically viable copper/gold reserves.

The underlying value of the Company’s mineral claims is dependent upon the existence and economic recovery of mineral reserves, and the ability of the Company to raise financing to complete the development of and operation of the Project.  In addition, the Company’s projects may be subject to a number of risks, including changes in government relations related to mining activities, economic instability and access rights disruption.

The Company believes it has adequate funds available to complete the pre-production construction phase and the majority of the expansion phase of the mine development and meet its corporate and administrative obligations and to service debt.  The Company will have to obtain additional financing to finance the remainder of the Project construction the amount and timing of which may be materially impacted by the resolution of the Company’s short-term investments in non-bank sponsored asset backed commercial paper (See note 3).  There can be no assurance it will be able to raise sufficient funds as and when such funds are required.

These interim financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada (“GAAP”). The unaudited interim financial statements do not include all of the information and disclosures required by GAAP for audited annual financial statements.  The unaudited interim financial statements should be read in conjunction with the Company’s audited annual financial statements, including the notes thereto, for the year ended December 31, 2006.   In the opinion of management, all adjustments considered necessary for fair presentation have been included in the unaudited interim financial statements.

2.

CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended December 31, 2006 and have been consistently followed in the preparation of these interim financial statements, except that the Company has adopted the following accounting policies effective January 1, 2007:

a)

Section 3855 – Financial Instruments – Recognition and Measurement.  Section 3855 requires that all financial assets, except those classified as held to maturity and derivative financial instruments, must be measured at fair value.  All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise,

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and nine month periods ended September 30, 2007

(Unaudited and in Canadian dollars except as indicated)

they are measured at cost or amortized cost.  Adoption of this policy had no material impact.

b)

Section 1530 – Comprehensive Income.  Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in the statement of operations such as unrealized gains or losses on available-for-sale investments.  For the period ending September 30, 2007 the Company did not have other comprehensive income or loss, therefore comprehensive loss for the period was equal to the loss for the period.

c)

Interest Capitalization – Interest expense allocable to the qualifying cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use. Interest will be allocated between expensing it to the Statement of Operations and capitalizing it to mineral properties based upon the weighted average effective interest rate of the Company’s debt times the average deferred Afton mine costs applicable for the period to determine the amount to be capitalized.

d)

Transaction Costs - The Company records financial assets and liabilities net of transaction costs. Transaction costs other than those related to financial instruments classified as held-for-trading, which are expensed as incurred, are netted against the financial asset or financial liability on initial recognition and amortized using the effective interest method over the life of the related debt instrument.

3.

SHORT-TERM INVESTMENTS – MEASUREMENT UNCERTAINTY

As at September 30, 2007 the Company had $170 million invested in collateralized short term debt obligations (rated R1 high by Dominion Bond Rating Service), issued by limited purpose trusts sponsored and managed by non-bank entities. These obligations, commonly known as “Asset Backed Commercial Paper” (“ABCP”),  typically have terms of less than 365 days and repayment of a maturing ABCP is dependent on the cash generated by the trusts’ underlying assets and the ability of the trusts to issue new ABCP. In mid August 2007 a number of sponsors of non-bank managed ABCP, including those with which the Company had invested, announced that they could not place ABCP due to unfavourable conditions in the Canadian capital markets.

As a result, the non-bank ABCP market is currently the subject of an agreement signed on August 16, 2007 amongst a number of affected parties. This agreement, referred to as the “Montreal Accord”, contemplates some form of a restructuring of ABCP on or before December 14, 2007 with the expressed intention of re-introducing those investments in a different form and also creating a market for them to be traded. However, the general terms of reference of the Montreal Accord have not been made the subject of a definitive proposal and there is no

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and nine month periods ended September 30, 2007

(Unaudited and in Canadian dollars except as indicated)

certainty of a positive outcome from the proposed restructuring. While the Company is not a signatory to the Montreal Accord, it is directly and through counsel monitoring the activities of a committee formed to implement the restructuring.

As a result, there is presently no active market for the ABCP held by the Company and the funds cannot be accessed until such time as the restructuring contemplated by the Montreal Accord has been completed or some alternative acceptable resolution is found. The Company is unable to definitively determine when or if an appropriate resolution may occur, however, it believes that it is reasonable to anticipate that it will occur within the next 12 months. As a result, the Company has continued to reflect these investments as current assets and has re-classified them from cash and cash equivalents to short-term investments.

Management has estimated the fair value impairment on ABCP held as prescribed by Section 3855 by using a probability weighted cash flow approach based on its best estimate of the range of possible outcomes for recovery of its investment. The resulting cash flows have then been discounted to September 30, 2007 based on the expected timing of the outcomes.  This analysis presumes a successful resolution of the Montreal Accord and has been calculated without the benefit of a full understanding of the underlying assets of each of the trusts it holds as this information has not been provided by each trust. While management believes that it has utilized an appropriate methodology to estimate fair value, given the number of uncertainties there can be no assurance that management’s estimate of potential recovery is accurate. Based on this fair value estimation the Company has recorded an impairment charge in the amount of $17.2 million in the current period.  There can be no assurance that this estimate will be realized or that it will be adequate. Subsequent adjustments, which could be material, may be required in future reporting periods. In addition, the Company has not accrued any interest due from these investments pending further information from the restructuring.

Management will however continue to seek all avenues to recovery the full value of the original investments and interest due.

4.

MINERAL PROPERTIES

a)

Kamloops, B.C. "Afton" Mineral Property

Under the terms of two option agreements (“Option”) dated September 22, 1999 to acquire the Afton Mineral Claims, the Company issued 2 million common shares and completed an aggregate work commitment totaling $6.5 million to earn 100% right to the mineral claims.

Under the terms of the Option agreement the optionors retained a 10% net profit royalty (See Note 17).

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and nine month periods ended September 30, 2007

(Unaudited and in Canadian dollars except as indicated)

b)

Kamloops, B.C., "Ajax" Mineral Property

The Company owns a 100% interest in the Ajax - Python Claim Group, subject to a 2% net smelter royalty (“NSR”). The Company can purchase the NSR for $100,000, payable in cash or common shares of the Company (See Note 17).

5.

PROPERTY AND EQUIPMENT

(in thousands)

	Cost	Accumulated Amortization	Net Book Value
Land	$57	$-	$57
Building	105	20	85
Transportation vehicles	636	105	531
Equipment	10,004	544	9,460
Office and computer equipment	388	141	247
Balance September 30, 2007	$11,190	$810	$10,380

(in thousands)

	Cost	Accumulated Amortization	Net Book Value
Land	$57	$-	$57
Building	105	16	89
Transportation vehicles	101	80	21
Equipment	1,662	124	1,538
Office and computer equipment	345	91	254
Balance December 31, 2006	$2,270	$311	$1,959

Amortization of equipment used directly in exploration and development activities has been capitalized to mineral properties in the amount of $475,118 (December 31, 2006 – $ nil).

6.

WAGES, BENEFITS AND STOCK-BASED COMPENSATION                                                                              (in thousands)

The following table details the amounts included:

	Three months ended		Nine months ended
	Sep. 30, 2007	Sep. 30, 2006	Sep. 30, 2007	Sep. 30, 2006
Salaries, wages and benefits	420	379	1,414	1.334
Stock-based compensation	356	765	718	1,895
Total	776	1,144	2,132	3,229

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and nine month periods ended September 30, 2007

(Unaudited and in Canadian dollars except as indicated)

7.

LONG-TERM DEBT

Long-term debt consists of the following:

(in thousands)

	Sep. 30, 2007	December 31, 2006
Series D units – debt portion	$201,810	$-
Subordinated convertible debentures – debt portion	34,711	-
	236,521	-
Less: Portion due within one year	201,810	-
Total	$34,711	$-

On June 28, 2007, the Company completed an offering (the “Offering”) and a subsequent agents over allotment option on July 27, 2007 on the Series D Units, through a syndicate of underwriters, pursuant to which the following securities were issued:

Series D units

The Company has issued in total 237,000 Series D units (“Units”) for an aggregate principal amount of $237 million which includes the issuance of 17,000 additional Units issued as part of the over-allotment option granted to the agents and exercised on July 27, 2007. The Units, which were issued pursuant to a Note Indenture dated June 28, 2007 (the “Note Indenture”), consist of an unsecured note bearing interest at 10% per annum in the principal amount of $1,000 (the “Note”) and 100 common share purchase warrants (the “Warrants”). Each Warrant is exercisable to purchase one common share of the Company at a price of $15 per share until June 28, 2017.  The Notes and Warrants detached on their listing on the Toronto Stock Exchange.

The Company has allocated the initial net proceeds of the Series D units as follows:  $191.7 million to the Notes based on the fair value of a similar debt instrument without associated common share purchase warrants; and $35.2 million to the Warrants using the residual value method. The value of the Notes will be accreted to its face value over the term of the debt using the effective interest method. During the period ending September 30, 2007 accretion costs of $10.0 million were added to the Series D units debt amount balance.

The Notes mature and become due and payable on June 28, 2017 and bear interest at the rate of 10% per annum. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year, starting January 1, 2008. The Company has the right to redeem the Notes in whole or in part at any time and from time to time from June 28, 2007 to June 27, 2017 at a price ranging from 120% to 100% (decreasing based on the length of time the Notes are outstanding) of the principal amount of the Notes to be redeemed.

The Note Indenture provides that in the event of a change of control of the Company or in the ownership of the Project, as defined therein, the Company may or must offer, depending on the circumstances, to redeem the Notes.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and nine month periods ended September 30, 2007

(Unaudited and in Canadian dollars except as indicated)

In addition, if the Company has not obtained the necessary permits for construction, development and conducting mining operations before June 28, 2008 it must offer to redeem the Notes then outstanding at 100% of the principal amount plus accrued and unpaid interest.  As the permit was received on October 31, 2007 (See Note 18(b)) the Company will reclassify the Notes from a current to long-term liability subsequent to this date. As a result the accretion will also be amended to the expected life of the debt commencing on November 1, 2007.

The Notes rank senior to the Debentures described below. If the Company secures any subsequent indebtedness, the Notes are required to be secured in the same manner. The Note Indenture subjects the Company to comply with certain reporting and other covenants that include limits on indebtedness and distributions subject to certain conditions.

Subordinated Convertible Debentures

The Company issued 55,000 Convertible Subordinated Debentures (“Debentures”) for an aggregate principal amount of $55 million. The Debentures, which were issued pursuant to a Debenture Indenture dated June 28, 2007 (the “Debenture Indenture”), each have a principal amount of $1,000, bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014 at a conversion price of $9.35 per share. The Debentures do not allow forced conversion by the Company prior to January 1, 2012 but after that date the Company may redeem the Debentures if the market price of the Company’s shares is at least 125% of the conversion price. The Debentures are classified as compound financial instruments for accounting purposes because of the holder conversion option.

Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year, starting January 1, 2008.

The Debenture Indenture provides that in the event of a change of control of the Company, as defined therein, where 10% or more of the aggregate purchase consideration is cash, the Company must offer to either (i) redeem the outstanding Debentures at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest up to but excluding the date of redemption, or (ii) convert the outstanding Debentures into common shares at a conversion price ranging from $7.48 to $9.35, based on a time formula specified in the Debenture Indenture

The Debentures are subordinate to the Notes and any secured indebtedness incurred subsequent to the issue of the Debentures.

The Company has allocated the $52.6 million net proceeds of the Debentures of $34.2 million as a liability based on the fair value of a similar debt instrument without an associated conversion option. The fair value of the conversion option of the Debentures on June 28, 2007 was estimated using the residual value method at approximately $18.4 million.  The debt component of the Debentures is being accreted over the term to maturity using the effective interest

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and nine month periods ended September 30, 2007

(Unaudited and in Canadian dollars except as indicated)

method. During the third quarter of 2007 accretion costs of $0.5 million were added to the convertible debt balance.

The Debenture Indenture requires the Company to comply with certain reporting and other covenants.

The Company has allocated the costs associated with the financing against the component parts of the instruments issued, being the Notes, Warrants, Debentures and the fair value of the conversion option of the Debentures.

As a result of the Notes and Debentures debt financings the Company has incurred accrued interest charges of $6.6 million and recognized $10.6 million in accretion costs to September 30, 2007. These amounts were charged between the Statement of Operations and mineral properties based upon the relative values of the deferred costs related to the New Afton mine and the face value of the debt issued as follows:

     (in millions)

	Accretion	Interest	Total
Statement of Operations	$7.0	$4.4	$11.4
Mineral Properties	$3.6	$2.2	$5.8
	$10.6	$6.6	$17.2

8.

SHARE CAPITAL

Authorized

Unlimited number of common shares without par value.

Issued and Outstanding

(in thousands)

	Number of
	Shares	Amount
Balance, December 31, 2005	15,576	$54,752
For cash - pursuant to a prospectus offering, net (a)	8,334	64,608
For cash - exercise of stock options	235	1,467
Tax effect for flow-through shares	-	(3,303)
Transfer from stock options (Note 12)	-	334
Balance, December 31, 2006	24,145	$117,858
For cash – pursuant to a prospectus offering, net (b)	12,755	94,985
For cash - exercise of stock options	50	335
Transfer from stock options (Note 12)	-	100
Balance, September 30, 2007	36,950	$213,278

a)

On February 28, 2006, the Company completed a short form prospectus offering in Canada to issue, through a syndicate of underwriters, 8,334,000 units at $9.00 per unit for gross cash proceeds of $75.0 million (net proceeds $70.6 million, prior to allocation of the fair value to the share purchase warrants (Note 10)).  A commission of 5.25% was

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and nine month periods ended September 30, 2007

(Unaudited and in Canadian dollars except as indicated)

paid to the underwriters.  Each unit consisted of one common share and one-half of a share purchase warrant.  The gross proceeds have been allocated $8.285 to each common share and $0.715 to each one-half of a share purchase warrant. The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 3.9%; volatility factor of the expected market price of the Company’s common stock of 40%; a weighted average expected life of the warrants of 2 years; and a dividend yield of zero.

b)

On June 28, 2007, the Company completed a short form prospectus filing in Canada to issue, through a syndicate of underwriters, 10,700,000 Common Shares at $7.50 per share and 2,055,000 Flow-Through Shares at $9.75 per Share for gross proceeds of $100.3 million (net proceeds after allocating common costs of $95.0 million).

9.

CONVERTIBLE DEBENTURE                                                                                                                                                                                                                                                                (in thousands)

As at September 30, 2007, convertible debenture consists of the following:

	Sep. 30, 2007	December 31, 2006
Subordinated convertible debentures – conversion option (Note 7)	$18,403	$-

10.

SHARE PURCHASE WARRANTS

As at September 30, 2007, the following share purchase warrants were issued and outstanding:

	Number of Warrants (in thousands)	Amount (in thousands)
Balance, at December 31, 2006 (a)	4,167	$5,959
Issued pursuant to a prospectus, net (b) (Note 7)	23,700	35,163
Balance, September 30, 2007	27,867	41,122

a)

Each whole warrant is exercisable to purchase one common share at a price of $12.00 per share until February 28, 2008.  The warrants have been listed for trading on the Toronto Stock Exchange.

b)

Each whole warrant is exercisable to purchase one common share at a price of $15.00 per share until June 28, 2017.  The warrants have been listed for trading on the Toronto Stock Exchange.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and nine month periods ended September 30, 2007

(Unaudited and in Canadian dollars except as indicated)

11.

STOCK-BASED COMPENSATION

As at September 30, 2007, the stock options held by directors, consultants and employees are as follows:

		Weighted	Weighted
	Options	Average	Average
	Outstanding	Exercise	Remaining
	(in thousands)	Price	Life (Years)
Balance, December 31, 2005	1,727	$ 6.04	4.5
Granted	715	10.64	4.0
Exercised	(185)	(6.69)	-
Terminated	(4)	(11.00)	-
Balance, December 31, 2006	2,253	$ 7.43	3.6
Granted	451	6.57	4.8
Exercised	(50)	(6.69)	-
Expired	(126)	(8.47)	-
Balance, September 30, 2007	2,528	7.24	3.2

	Outstanding		Exercisable
Option Strike Price	Options (in thousands)	Weighted Average Remaining Life (Years)	Options (in thousands)	Weighted Average Remaining Life (Years)
$4.60	600	2.0	600	2.0
$4.61 to $5.99	77	4.6	12	3.0
$6.00 to $6.99	991	3.5	605	2.8
$7.00 to $7.99	225	2.1	225	2.8
$8.00 to $11.00	635	3.6	635	3.6
	2,528	3.2	2,077	2.8

The stock options granted during the year were calculated with the following assumptions:  weighted average risk free interest rate of 4.56% to 4.64% (2006 – 3.86 to 4.42%); volatility factor of the expected market price of the Company’s common stock of 41% (2006 – 40%); a weighted average expected life of the options of 3.5 years (2006 – 2.5 years); and a dividend yield of zero (2006 – zero).  The resulting weighted average cost per option granted was $2.17 (2006 - $3.07).  The estimated fair value of the options is expensed over the vesting period which ranges from zero to 12 months.

The compensation cost recorded for the period ended September 30, 2007 in respect of options granted that have been expensed over the nine month period to the Statement of Operations was $718,329 (2006 - $1,895,091) and capitalized to mineral properties was $127,127 (2006 - $492,936).

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and nine month periods ended September 30, 2007

(Unaudited and in Canadian dollars except as indicated)

The fair value of options issued has been estimated at the date of grant using a Black-Scholes option pricing model.  The Black-Scholes pricing model requires the input of highly subjective assumptions that can materially affect the fair value estimate.

The exercise of the outstanding options in the loss per share calculation would be anti- dilutive.

12.

STOCK OPTIONS

(in thousands)

The following table identifies the changes in the stock options category within shareholders equity for the years presented:

Balance, December 31, 2005	$ 1,728
Stock-based compensation	3,152
Transfer of exercised options to share capital	(334)
Balance, December 31, 2006	$ 4,546
Additions: Charged to the Operations statement	719
Capitalized to mineral properties	127
Transfer to share capital	(100)
Balance, September 30, 2007	$ 5,292

13.

FUTURE INCOME TAXES

As a result of the Company receiving its mining permit (see note 18(b)) to operate and reclaim the Afton mine on October 31, 2007, the Company has recognized future income tax assets. The Company has recognized future tax assets and recorded a future tax recovery of $10.6 million relating to available loss carry forward amounts and share and debt issue costs.

In addition, the Company has recorded future income tax liabilities charges totaling $1.9 million to mineral properties related to capitalized stock-based compensation and accretion charges.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and nine month periods ended September 30, 2007

(Unaudited and in Canadian dollars except as indicated)

14.

SUPPLEMENTARY CASH FLOW INFORMATION

(in thousands)

The Company conducted non-cash investing and financing activities as follows:

	Three months ended		Nine months ended
	Sep. 30, 2007	Sep. 30, 2006	Sep. 30, 2007	Sep. 30, 2006
Investing Activities
Mineral property expenditures included in accounts receivable and payable	(3,050)	(413)	(2,991)	865
Interest payable capitalized to mineral properties	(2,263)	-	(2,263)	-
Non-cash accretion costs included in mineral property expenditures	(3,429)	-	(3,586)	-
Property and equipment expenditures included in accounts receivable and payable	(3,596)	-	(2,486)	-
Financing Activities
Value of flow-through renouncement	-	-	-	(3,303)

Included in the financing activity section of the Statements of Cash Flows, under the caption cash proceeds from the issuance of debt, is the liability component of the Notes plus the liability and equity component of the Debentures.

15.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, short-term investments (See Note 3), amounts receivable, accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values due to the relatively short period to maturity of these instruments. The carrying value of the Note debt of $210.8 million approximates it’s fair market value while the Debenture fair market value is approximately $51.7 million which includes the value of the conversion option. The debt fair market values were derived from their publicly traded prices. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

16.

SEGMENTED INFORMATION

The Company operates in one industry segment, namely metals development in one geographic region, Canada.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and nine month periods ended September 30, 2007

(Unaudited and in Canadian dollars except as indicated)

17.

COMMITMENTS AND CONTINGENT LIABILITIES

Afton Project Commitments

a)

The Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment necessary to commence development of the Project. These commitments totaled $26.5 million. These commitments are expected to come due over the next 12 months.

b)

On January 9, 2007, the Company announced that it had signed a Letter of Intent (“LOI”) with Teck Cominco Limited (“Teck”), to acquire the surface rights to more than 4,000 acres of land, encompassing the Project. The LOI contemplates the Company paying Teck $10 million upon closing, with an additional $6 million to be paid (with applicable interest) any time within 2 years of closing.

As part of the LOI, the Company has agreed to honour all pre-existing agreements made between Teck and any third parties regarding access and rights of way over this land, and access to water.(See Note 18).

c)

Under the terms of the Option agreements to acquire the mineral properties for the Afton Mineral Claims, the optionors retained a 10% net profit royalty which can be purchased on or before December 1, 2010 for $2,000,000 in cash or common shares of the Company.

d)

As per the terms of the June 28, 2007 equity financing the Company is obligated to renounce qualifying flow-through expenditures totaling $20 million. These qualifying expenditures can be derived from mine development expenditures and exploration incurred in 2007 plus qualifying exploration grass-roots expenditures incurred in 2008 but renounced in 2007.

Other Royalties and Property Commitments

e)

Under the terms of the Ajax - Python Claim option agreement the property is subject to a 2% net smelter royalty (“NSR”). The Company can purchase the NSR for $100,000, payable in cash or common shares of the Company.

f)

In 2006 the Company completed two arm’s length agreements with the owners (collectively, the “optionors”) of two mineral claim groups, whereby for an aggregate payment to them of $28,965 in cash, the Company acquired the exclusive right to explore the properties for one year.  The exclusive exploration rights may, at the Company’s option, be extended for two further one-year periods by making payments of $50,000 to one optionor and $43,020 to the other.  Any further payments to the optionors are payable in cash or equivalent value in shares of the Company at the optionor’s discretion in one case and at the discretion of the Company in the other.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and nine month periods ended September 30, 2007

(Unaudited and in Canadian dollars except as indicated)

The Company may, at any time during the option period, purchase the properties by paying the first optionor $100,000 and reserving a 1.5% net smelter return royalty on the production from the property and paying the second optionor $93,400 and reserving a 1% net smelter return royalty on the production from the property. The Company received transfer of title to both properties, which will be retransferred if the Company does not exercise the purchase option.

Operating Leases

g)

The Company is committed to operating leases in the aggregate of $250,621. The future minimum lease payments as at September 30, 2007 are as follows:

(in thousands)
2007	$36
2008	121
2009	78
2010	16
$251

18.

SUBSEQUENT EVENTS

a)

On October 25, 2007 the Company completed the acquisition of the Teck surface rights including the payment of $16 million plus applicable transfer taxes. Teck was also granted a 2% Net Smelter Return over the Project, which the Company has the option to repurchase at any time for $12 million.

b)

On November 1, 2007 the Company announced that the permit was issued under the Mines Act (B.C.) which approves the construction, operation and reclamation of the New Afton Mine.  The permit obligates the Company to provide a total security deposit in the amount of $9.5 million over a five year period.  The first deposit of $3.5 million is required to be made within 30 days of the receipt of the permit.

New Gold Inc.

(A Development Stage Company)

SCHEDULE OF MINERAL PROPERTIES

For the periods ended September 30, 2007 and December 31, 2006

(Unaudited and in thousands of Canadian dollars except as indicated)

	Afton Claims	Ajax-Python Claims	2007	2006

ACQUISITION COSTS
Kamloops Afton			$18,841	$18,841
Kamloops Ajax			49	49
Timmins			-	-
			18,890	18,890

DEFERRED EXPLORATION AND DEVELOPMENT COSTS
Balance, beginning of the year	$41,861	$689	$42,550	$23,551

Afton Mine Development
Consultants and subcontractors	11,329	-	11,329	-
Other	5,183	-	5,183	9
	16,512	-	16,512	9

Feasibility Study	1,458	-	1,458	7,859

Capitalized interest, accretion costs and future income taxes	7,792	-	7,792	-

Surface exploration costs
Option payment	-	40	40	29
Drilling and assaying	3,468	104	3,572	2,817
Overhead and general	287	21	308	(226)
Wages, benefits and stock-based compensation	513	60	573	383
	4,268	225	4,493	3,003

Underground exploration costs
Drilling and assaying	-	-	-	5,746
Overhead and general	-	-	-	634
Wages and benefits	-	-	-	1,748
	$-	$-	$-	$8,128
Balance, end of period	$71,891	$914	$72,805	$42,550
Mineral properties			$91,695	$61,440